United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the

Securities Exchange Act of 1934

For the month of

May 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

Press Release Vale informs on the report of the Independent Extraordinary Advisory Committee for Dam Safety Rio de Janeiro, May 19th, 2021 - Vale S.A. ("Vale" or "Company") hereby discloses to the market the final report ("Report") of the Extraordinary Independent Advisory Committee for Dam Safety ("CIAE-SB"), which ended its activities in May 2021. Announced on February 15, 2019, the CIAE-SB was established by the Company's Board of Directors, under the coordination of Professor Flavio Miguez Mello, a reference in dam engineering with over 50 years of professional experience. The geotechnical experts Mr. Willy Lacerda and Mr. Pedro Repetto worked together with Mr. Mello. Along its two years of works, the CIAE-SB dedicated itself to the diagnostics of the safety conditions and risk management and mitigation related to Vale's dams, as well as recommended measures to reinforce their safety conditions. To access the CIAE-SB Report, click here. The CIAE-SB final report introduced a summary of the 380 recommendations made during the period, comprised of visits and technical assessments made for Vale’s main dams and tailings storage facilities in Brazil. Recommendations and observations made by CIAE-SB had the main objective of advising Vale’s Board of Directors, as well as Vale's geotechnical and project teams towards the enhancement of safety and risk management practices. The Committee also highlighted the progress made by the company in the last two years in its practices and policies for dam management and control. Out of the 380 CIAE-SB recommendations, 265 were already adopted by Vale. With the issuance of its final report, the CIAE-SB in its current format will be discontinued and the committee members will take part of one of the Independent Tailings Review Boards (ITRB), acting as external reviewers to the three lines of defense used in Vale's risk management model, in line with international best practices and with the Global Industry Standard on Tailings Management (GISTM). Luciano Siani Pires Executive Officer of Investor Relations Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement. For further information, please contact: Vale.RI@vale.com Ivan Fadel: ivan.fadel@vale.com Andre Werner: andre.werner@vale.com Mariana Rocha: mariana.rocha@vale.com Samir Bassil: samir.bassil@vale.com This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: May 19th, 2021		Head of Investor Relations